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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                                   FOCAL, INC.
                                ----------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                    343909107
                                 (CUSIP Number)


                       MICHAEL S. WYZGA                                                PAUL M. KINSELLA
                      GENZYME CORPORATION                                             PALMER & DODGE LLP
                      ONE KENDALL SQUARE                                              ONE BEACON STREET
                      CAMBRIDGE, MA 02139                                              BOSTON, MA 02108
                        (617) 252-7500                                                  (617) 573-0100

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 APRIL 25, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_| .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.



                               (Page 1 of 7 pages)

------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).


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CUSIP NO.    343909107                              PAGE 2 OF 7 PAGES
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                                  SCHEDULE 13D

-------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        GENZYME CORPORATION

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        06-1047163
-------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP          (a) |_|
                                                                    (b) |_|

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    3   SEC USE ONLY

-------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*
        WC
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    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e) |_|

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    6   CITIZENSHIP OR PLACE OF ORGANIZATION
        MASSACHUSETTS

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       NUMBER OF SHARES             7     SOLE VOTING POWER
      BENEFICIALLY OWNED                  3,851,806
       BY EACH REPORTING
          PERSON WITH
                                 ----------------------------------------------
                                    8     SHARED VOTING POWER
                                          2,177,367 (1)
                                 ----------------------------------------------
                                    9     SOLE DISPOSITIVE POWER
                                          3,851,806
                                 ----------------------------------------------
                                   10     SHARED DISPOSITIVE POWER
                                          0
-------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,029,173
-------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                |_|
-------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
        34.7%
-------------------------------------------------------------------------------
    14  TYPE OR REPORT PERSON*
        CO
-------------------------------------------------------------------------------

(1) Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Genzyme Corporation that it is the beneficial owner of any of these shares of common stock of Focal, Inc. for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.


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CUSIP NO.    343909107                              PAGE 3 OF 7 PAGES
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         This Amendment No. 3 amends the Statement on Schedule 13D (the
"Statement") filed by Genzyme Corporation ("Genzyme") with the United States Securities and Exchange Commission (the "Commission") on November 8, 1999, as amended by Amendment No. 1 to Schedule 13D filed by Genzyme with the Commission on April 14, 2000 and as amended and restated by Amendment No. 2 to Schedule 13D filed by Genzyme with the Commission on January 3, 2001. Except as set forth below, there are no changes to the information set forth in the Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Statement.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended by inserting the following text immediately after the first paragraph.

         On April 25, 2001, Genzyme, Sammy Merger Corp. ("Merger Sub"), a Delaware corporation and a wholly-owned subsidiary of Genzyme, and the Issuer entered into an Agreement and Plan of Merger ("Merger Agreement") pursuant to which the parties plan to effect a business combination through a merger of Merger Sub with and into the Issuer (the "Merger"). Under the terms of the Merger Agreement, outstanding shares of Issuer Common Stock will convert into
0.1545 shares of Genzyme Biosurgery Common Stock, except 10,000 shares which will be purchased by Genzyme for cash.

         In connection with the Merger Agreement, certain stockholders of the Issuer (the "Stockholders") holding an aggregate of 2,177,367 shares of Issuer Common Stock entered into voting agreements dated as of April 25, 2001 (the "Voting Agreements") under which they have agreed to vote all of their shares of Issuer Common Stock in favor of adoption of the Merger Agreement and against alternative transactions until the earlier to occur of completion of the Merger or the termination of the Merger Agreement. Genzyme did not pay additional consideration to any of the Stockholders in connection with their execution and delivery of the Voting Agreements.

         In connection with the Merger Agreement, and without payment of additional consideration, Genzyme and the Issuer entered into the letter agreement, dated as of April 25, 2001 (the "Letter Agreement") described in Item 4.

         References to, and descriptions of, the Merger Agreement, the Voting Agreements, the Letter Agreement and the Stock Purchase Agreement in this Statement are qualified in their entirety by reference to the copies of the Merger Agreement, the Voting Agreements, the Letter Agreement and the Stock Purchase Agreement (collectively, the "Agreements"), included as exhibits to this Statement, and which are incorporated herein in their entirety by this reference.

ITEM 4.       PURPOSE OF TRANSACTION.

         Item 4 is amended and restated in its entirety as follows:

         Under the terms of the Stock Purchase Agreement, dated as of October 21, 1999, between Genzyme and the Issuer (the "Stock Purchase Agreement"), Genzyme purchased the Initial Shares and granted to the Issuer three separate options to require Genzyme to purchase, in each case, up to $5,000,000 of additional shares of Common Stock. The Issuer has exercised the first two options. The Issuer may exercise the third option by written notice delivered to Genzyme during the period from June 15, 2001 to July 12, 2001 and any shares purchased will be purchased as follows: 25% on July 16, 2001; 25% on July 31, 2001; 25% on August 15, 2001; and 25% on August 31, 2001. The per share exercise price for the third option will equal $0.70 unless the Merger Agreement is terminated prior to June 15, 2001; provided, however, that if the Issuer Common Stock ceases to be quoted on the Nasdaq National


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CUSIP NO.    343909107                              PAGE 4 OF 7 PAGES
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Market prior to a purchase date, the price would be $0.40 per share. If the
Merger Agreement is terminated prior to June 15, 2001, the price per share would be based upon the trading average for the five (5) trading days prior to the applicable purchase date.

         Under the terms of the Stock Purchase Agreement, the Issuer has granted to Genzyme the right, subject to certain conditions, to participate in future issuances of Common Stock or securities convertible into Common Stock (other than certain exempted issuances) in proportion to Genzyme's ownership of Common Stock at the time of the proposed issuance.

         Genzyme has agreed that it will not dispose of shares of Issuer Common stock that it currently owns or acquire additional shares of Issuer Common Stock (other than pursuant to the Merger Agreement, the exercise by the Issuer of the third option or the exercise by Genzyme of its participation rights). These "standstill" restrictions will terminate on the earliest of September 1, 2001, the date the Merger Agreement becomes terminable by Genzyme under certain circumstances and the date the Merger Agreement is terminated.

         The Voting Agreements were entered into as a condition to the willingness of Genzyme to enter into the Merger Agreement and to increase the likelihood that the approval of the Issuer's stockholders required in connection with the Merger will be obtained. Pursuant to the terms of the Voting Agreements, any shares of capital stock of the Issuer acquired by any Stockholder after the date of the Voting Agreement and during the term of the Voting Agreement will be subject to the Voting Agreement. Accordingly, any such acquisition of shares of capital stock of the Issuer by any Stockholder may result in Genzyme being deemed to acquire beneficial ownership of additional securities of the Issuer. In the Merger Agreement, Genzyme has agreed to vote the shares it controls in favor of adoption of the Merger Agreement; provided, however, that Genzyme has agreed that prior to the earliest of September 1, 2001, the date the Merger Agreement becomes terminable by Genzyme and the date the Merger Agreement is terminated, Genzyme will limit the number of shares of Issuer Common Stock it votes in favor of adoption of the Merger Agreement such that the sum of (x) the number of shares subject to the Voting Agreements that are voted in favor of adoption of the Merger Agreement and (y) the number of shares owned by Genzyme that are voted in favor of adoption of the Merger Agreement does not exceed 40% of the number of outstanding shares of Issuer Common Stock. This provision was requested by the Issuer as a means to restrict Genzyme's ability to control the outcome of the vote on adoption of the Merger Agreement.

         Upon consummation of the Merger, (1) the directors and officers of the Surviving Corporation shall be the existing directors and officers of Merger Sub, until their resignation or removal or until their successor or successors are duly elected and qualified; (2) upon consummation of the Merger, the Certificate of Incorporation of the Surviving Corporation shall be the Certificate of Incorporation of Merger Sub. Upon consummation of the Merger, the By-Laws of Merger Sub shall be the By-Laws of the Surviving Corporation; and (3) the Issuer Common Stock will be delisted from The Nasdaq Stock Market's National Market and will become eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act.

         Genzyme expects to evaluate on an ongoing basis progress toward consummating the Merger, its goals and objectives, and its obligations under the Agreements. Based on such evaluations, from time to time in the future, subject to the restrictions in the Agreements and its obligations under the Agreements, Genzyme may dispose of some or all of the shares of Common Stock it has acquired and may acquire, or propose to acquire, additional shares of Common Stock, in the open market, in privately negotiated transactions or otherwise.


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CUSIP NO.    343909107                              PAGE 5 OF 7 PAGES
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ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference.

         (a) and (b) Genzyme is the record owner of 3,851,806 shares of Issuer Common Stock, representing 22.2% of the outstanding shares of Common Stock of the Issuer based on the Issuer's representation in the Merger Agreement that, as of March 31, 2001, it had 17,364,401 shares outstanding. Genzyme has sole voting and investment power over these shares. The aggregate number of shares of Issuer Common Stock covered by the Voting Agreements is 2,177,367 (representing approximately 12.5% of the voting power of shares of Issuer Common Stock outstanding as of March 31, 2001, as represented by Issuer in the Merger Agreement).

         Except as otherwise set forth in this Statement, to the best of Genzyme's knowledge, as of the date hereof, neither Genzyme nor any of the individuals named in Schedule I hereto owns any shares of Issuer Common Stock.

         (c) To the best of Genzyme's knowledge, other than pursuant to the transactions described in Item 3 and Item 4, neither Genzyme nor any director or executive officer of Genzyme has acquired or disposed of any shares of Common Stock of the Issuer during the past 60 days.

         (d) To the best of Genzyme's knowledge, as of the date hereof, neither Genzyme nor any of the individuals named on Schedule I attached hereto, has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Issuer Common Stock beneficially owned by Genzyme.

         (e) Not applicable.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is amended to read in its entirety as follows:

         Exhibit 1: Directors and Executive Officers of Genzyme. (Filed
                    herewith)

         Exhibit 2: Stock Purchase Agreement dated as of October 21, 1999.
                    (Filed as the same numbered exhibit with the initial filing of this statement.)

         Exhibit 3: Registration Rights Agreement dated as of October 21, 1999.
                    (Filed as the same numbered exhibit with the initial filing of this statement.)

         Exhibit 4: Agreement and Plan of Merger, dated as of April 25, 2001.
                    (Filed as Exhibit 2.1 to Genzyme's Form 8-K, dated
                    April 25, 2001.)

         Exhibit 5: Voting Agreement, dated as of April 25, 2001. (Filed as
                    Exhibit 99.1 to Genzyme's Form 8-K, dated April 25, 2001.)

         Exhibit 6: Letter Agreement, dated as of April 25, 2001. (Filed as
                    Exhibit 99.2 to Genzyme's Form 8-K, dated April 25, 2001.)


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CUSIP NO.    343909107                              PAGE 6 OF 7 PAGES
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                                    SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 26, 2001                      GENZYME CORPORATION



                                           By:  /s/ MICHAEL S. WYZGA
                                                -------------------------------
                                                Senior Vice President, Finance;
                                                Chief Financial Officer; and
                                                Chief Accounting Officer



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CUSIP NO.    343909107                              PAGE 7 OF 7 PAGES
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                                  EXHIBIT INDEX


Exhibit 1: Directors and Executive Officers of Genzyme. (Filed herewith)

Exhibit 2: Stock Purchase Agreement dated as of October 21, 1999. Filed as
           Exhibit 2 to Statement on Schedule 13D filed on November 8, 1999 (File No. 000-23247).

Exhibit 3: Registration Rights Agreement dated as of October 21, 1999. Filed as Exhibit 3 to Statement on Schedule 13D filed on November 8, 1999 (File No. 000-23247).

Exhibit 4: Agreement and Plan of Merger, dated as of April 25, 2001. (Filed as
           Exhibit 2.1 to Genzyme's Form 8-K, dated April 25, 2001.)

Exhibit 5: Voting Agreement, dated as of April 25, 2001. (Filed as Exhibit 99.1 to Genzyme's Form 8-K, dated April 25, 2001.)

Exhibit 6: Letter Agreement, dated as of April 25, 2001. (Filed as Exhibit 99.2 to Genzyme's Form 8-K, dated April 25, 2001.)


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                                                                       EXHIBIT I
DIRECTORS OF GENZYME

         Set forth below is the name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director of Genzyme. Unless otherwise indicated, each director is a citizen of the United States.

Henri A. Termeer
Chairman of the Board, President and Chief Executive Officer
Genzyme Corporation
One Kendall Square
Cambridge, Massachusetts  02139

Constantine E. Anagnostopoulos
Managing General Partner
Gateway Associates (venture capital limited partnership)
800 Maryland Avenue, Suite 1190
St. Louis, MO  63105

Douglas A. Berthiaume
President and Chief Executive Officer
Waters Corporation (high technology manufacturer of products used for analysis and purification) 34 Maple Street
Milford, Massachusetts  01757

Henry E. Blair
President
Dyax Corp. (bioseparation, pharmaceutical discovery and development company) One Kendall Square, Building 600, 5th Floor
Cambridge, Massachusetts  02139

Robert J. Carpenter
President
Boston Medical Investors, Inc. (investor in early-stage healthcare companies) c/o Genzyme Corporation
One Kendall Square
Cambridge, MA  02139

Charles L. Cooney
Professor of Chemical and Biochemical Engineering
Massachusetts Institute of Technology
25 Ames Street
Building 66-Room 472
Cambridge, Massachusetts  02139

Dr. Victor J. Dzau
Chairman, Department of Medicine
Physician in Chief and Director of Research
Brigham and Women's Hospital
75 Francis Street
Boston, Massachusetts 02115

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Senator Connie Mack III
Retired United States Senator
c/o Genzyme Corporation
One Kendall Square
Cambridge, MA  02139

EXECUTIVE OFFICERS OF GENZYME

         Set forth below is the name and present principal occupation of each of the executive officers of Genzyme. Unless otherwise indicated, each executive officer is a citizen of the United States and has as his principal business address One Kendall Square, Cambridge, Massachusetts 02139.

Henri A. Termeer
Chairman of the Board, President and Chief Executive Officer

Earl M. Collier, Jr.
Executive Vice President

Zoltan Csimma
Senior Vice President

Michael S. Wyzga
Senior Vice President; Chief Accounting Officer; Chief Accounting Officer

Richard A. Moscicki
Senior Vice President, Clinical, Medical and Regulatory Affairs;
Chief Medical Officer

Alan E. Smith
Senior Vice President; Chief Scientific Officer
Citizenship: United Kingdom

G. Jan van Heek
Executive Vice President
Citizenship: The Netherlands

Peter Wirth
Executive Vice President; Chief Legal Officer